Exhibit 99.2

FIELD TRIP HEALTH LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED MARCH 31, 2022 AND 2021

(Audited, expressed in Canadian Dollars, unless otherwise noted)

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Field Trip Health Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Field Trip Health Ltd. (the “Company”) as of March 31, 2022, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company‘s management. Our responsibility is to express an opinion on the Company‘s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

Chartered Professional Accountants
Licensed Public Accountants

We have served as the Company‘s auditor since 2021

Toronto, Canada

June 29, 2022

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Field Trip Health Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Field Trip Health Ltd. (the “Company”) as of March 31, 2021, and the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the year ended March 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2021, and the results of its consolidated financial performance and its consolidated cash flows for the year ended March 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ MNP LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2020

Waterloo, Canada

June 24, 2021

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FIELD TRIP HEALTH LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at	As at
		March 31, 2022	March 31, 2021
(Expressed in Canadian Dollars)	Notes	$	$
ASSETS
CURRENT
Cash and cash equivalents		63,720,102	38,469,057
Funds held in trust	5	—	795,516
Restricted cash	6	776,551	588,041
Short-term investments	7	—	72,552,870
Accounts receivable	8	1,228,745	813,761
Other assets	9	3,451,901	2,890,197
TOTAL CURRENT ASSETS		69,177,299	116,109,442

NON-CURRENT
Property, plant and equipment	10	4,462,175	2,198,817
Intangible assets	11	483,354	427,124
Right-of-use assets	12	27,285,334	7,182,358
Other non-current assets	9	728,207	532,264
TOTAL NON-CURRENT ASSETS		32,959,070	10,340,563
TOTAL ASSETS		102,136,369	126,450,005

LIABILITIES AND EQUITY
CURRENT
Accounts payable and accrued liabilities	13	5,846,672	5,348,110
Deferred revenue		278,717	42,318
Current portion of lease obligations	12	2,306,823	1,070,435
TOTAL CURRENT LIABILITIES		8,432,212	6,460,863

NON-CURRENT
Loan payable		31,163	23,112
Lease obligations	12	26,714,233	6,403,372
TOTAL LIABILITIES		35,177,608	12,887,347

EQUITY
Share capital	4,14	132,111,283	130,784,175
Warrant reserve	15	6,196,906	6,370,660
Share-based payment reserve	16	8,409,758	1,832,224
Accumulated other comprehensive income		683,647	327,302
Retained deficit		(80,442,833)	(25,751,703)
TOTAL EQUITY		66,958,761	113,562,658
TOTAL LIABILITIES AND EQUITY		102,136,369	126,450,005

Subsequent events (Note 34)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Approved on behalf of the Board of Directors:

/s/ Joseph Del Moral	/s/ Helen Boudreau

Director	Director

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FIELD TRIP HEALTH LTD.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

		For the Fiscal Year	For the Fiscal Year
		Ended	Ended
		March 31, 2022	March 31, 2021
(Expressed in Canadian Dollars)	Notes	$	$
REVENUE
Patient services		4,860,129	960,895
Total revenue		4,860,129	960,895
OPERATING EXPENSES
General and administration	18	32,276,757	10,514,029
Occupancy costs	19	1,667,985	897,391
Sales and marketing	20	3,893,426	1,686,941
Research and development	21	7,310,688	3,514,258
Depreciation and amortization	22	3,603,067	1,394,404
Patient services	23	9,150,236	2,048,906
Total operating expenses		57,902,159	20,055,929
OTHER INCOME (EXPENSES)
Interest income	24	425,904	51,037
Interest expense	25	(1,096,343)	(303,296)
Other expense	26	(978,661)	(1,600,172)
Reverse takeover listing expense	4	—	(2,170,142)
Net loss before income taxes		(54,691,130)	(23,117,607)
Income taxes	31	—	—
Net loss		(54,691,130)	(23,117,607)
Exchange gain from translation of foreign subsidiaries		356,345	377,341
COMPREHENSIVE LOSS		(54,334,785)	(22,740,266)

NET LOSS PER SHARE
Basic and diluted	17	(0.95)	(0.70)

The accompanying notes are an integral part of these Consolidated Financial Statements.

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FIELD TRIP HEALTH LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

						Accumulated
(Expressed in Canadian					Share-Based	Other		Non-
				Warrant	Payment	Comprehensive	Retained	controlling	Shareholders'
Dollars)		Share Capital		Reserve	Reserve	Income	Deficit	Interest	Equity
	Notes	# Shares	$	$	$	$	$	$	$
Balance, April 1, 2021		57,297,238	130,784,175	6,370,660	1,832,224	327,302	(25,751,703)	—	113,562,658
Net loss		—	—	—	—	—	(54,691,130)	—	(54,691,130)
Exchange gain from translation of foreign subsidiaries		—	—	—	—	356,345	—	—	356,345
Comprehensive income (loss)		—	—	—	—	356,345	(54,691,130)	—	(54,334,785)
Share issuance	14	262,500	404,375	—	—	—	—	—	404,375
Share issuance cost		—	(77,383)	—	—	—	—	—	(77,383)
Share-based payments	16	—	—	—	6,771,862	—	—	—	6,771,862
Warrants exercised	15	168,885	511,525	(173,754)	—	—	—	—	337,771
Stock options exercised	16	422,166	488,591	—	(194,328)	—	—	—	294,263
Balance, March 31, 2022		58,150,789	132,111,283	6,196,906	8,409,758	683,647	(80,442,833)	—	66,958,761

						Accumulated
					Share-Based	Other		Non-
				Warrant	Payment	Comprehensive	Retained	controlling	Shareholders'
		Share Capital		Reserve	Reserve	(Loss) Income	Deficit	Interest	Equity
		# Shares	$	$	$	$	$	$	$
Balance, April 1, 2020		20,941,923	12,781,270	—	330,703	(50,041)	(2,641,920)	8,344	10,428,356
Net loss		—	—	—	—	—	(23,117,607)	1,934	(23,115,673)
Exchange gain from translation of foreign subsidiaries		—	—	—	—	376,790	(1,960)	59	374,889
Comprehensive income (loss)		—	—	—	—	376,790	(23,119,567)	1,993	(22,740,784)
Share issuance	14	26,182,932	126,349,164	—	—	—	—	—	126,349,164
Share issuance cost		—	(11,835,186)	3,602,378	—	—	—	—	(8,232,808)
Warrants issuance		—	—	3,202,704	—	—	—	—	3,202,704
Warrants issuance cost		—	—	(225,109)	—	—	—	—	(225,109)
Share-based payments	16	—	—	—	2,039,387	—	—	—	2,039,387
Warrants exercised	15	158,510	1,077,169	(209,313)	—	—	—	—	867,856
Stock options exercised	16	9,218,767	821,546	—	(612,848)	—	—	—	208,698
Reverse takeover transaction (“RTO”)	4	795,106	1,590,212	—	74,982	—	—	—	1,665,194
Purchase of non-controlling interest		—	—	—	—	553	9,784	(10,337)	—
Balance, March 31, 2021		57,297,238	130,784,175	6,370,660	1,832,224	327,302	(25,751,703)	—	113,562,658

The accompanying notes are an integral part of these Consolidated Financial Statements.

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FIELD TRIP HEALTH LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the Fiscal Year	For the Fiscal Year
		Ended March 31,	Ended March 31,
		2022	2021
	Note
(Expressed in Canadian dollars)	$	$	$
OPERATING ACTIVITIES
Net loss		(54,691,130)	(23,117,607)
Items not involving cash:
Depreciation and amortization	24	3,603,067	1,394,404
Share-based payments	16	7,165,611	3,043,419
Reverse takeover listing expense		—	1,860,916
Unrealized foreign exchange loss		70,597	87,597
Government assistance - CEBA loan		(16,492)	(18,681)
Gain on proceeds from short-term investments	24	(335,058)	—
Interest income	24	(90,846)	(51,037)
Interest expense	25	1,096,343	303,296
Net change in non-cash working capital	27	(386,551)	(188,155)
		(43,584,459)	(16,685,848)
Interest received		414,618	49,201
Interest paid	12	(1,091,800)	(301,503)
CASH RELATED TO OPERATING ACTIVITIES		(44,261,641)	(16,938,150)
INVESTING ACTIVITIES
Proceeds from maturing short-term investments		72,545,714	—
Purchase of short-term investments		—	(72,549,413)
Acquisition of property, plant and equipment		(2,980,377)	(1,652,659)
Development of intangible assets		(222,165)	(363,311)
Refundable security deposit paid for right-of-use assets		(422,353)	(181,256)
CASH RELATED TO INVESTING ACTIVITIES		68,920,819	(74,746,639)
FINANCING ACTIVITIES
Proceeds on issuance of common shares		—	124,795,187
Share issuance cost paid		—	(6,796,583)
Proceeds on issuance of warrants		—	3,202,704
Warrants issuance cost paid		—	(225,109)
Proceeds from exercise of stock options	16	294,263	208,698
Proceeds from exercise of warrants	15	337,771	867,856
Repayment of principal of lease obligations	12	(917,786)	(505,148)
Loan received		20,000	40,000
CASH RELATED TO FINANCING ACTIVITIES		(265,752)	121,587,605
Net change in cash during the year		24,393,426	29,902,816
Effect of exchange rate on changes in cash		250,613	259,040
Cash, beginning of the year		39,852,614	9,690,758
CASH, END OF YEAR		64,496,653	39,852,614
Represented by:
Cash and cash equivalents		63,720,102	38,469,057
Funds held in trust		—	795,516
Restricted cash		776,551	588,041
CASH, END OF YEAR		64,496,653	39,852,614
Composed of:
Cash		5,698,105	5,387,883
Cash equivalents		58,798,548	34,464,731

The accompanying notes are an integral part of these Consolidated Financial Statements.

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FIELD TRIP HEALTH LTD.

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2022 and 2021

1. NATURE OF OPERATIONS

Field Trip Health Ltd. (the “Company” or “Field Trip”) was formed on September 30, 2008, pursuant to an amalgamation under the Business Corporations Act (Alberta).  Prior to October 1, 2020, the Company’s operations were conducted through Field Trip Psychedelics Inc. (“FTP”).  FTP was incorporated under the laws of the province of Ontario, Canada as Field Trip Ventures Inc. on April 2, 2019 and on October 10, 2019, the Company amended its name to Field Trip Psychedelics Inc.

On October 1, 2020, FTP completed a reverse takeover transaction (the “Transaction”) with Newton Energy Corporation (“Newton”) and Newton’s wholly-owned subsidiary Newton Energy Subco Limited (“Newton Subco”).  The Transaction constituted a Reverse Takeover (Note 4) under applicable securities law and was structured as a three-cornered amalgamation, which resulted in FTP becoming a wholly-owned subsidiary of Newton by amalgamating with Newton Subco, and the security holders of FTP becoming security holders of Newton. Immediately prior to the closing of the Transaction, Newton filed an Article of Amendment to change its name from Newton Energy Corporation to “Field Trip Health Ltd.”

The Company’s registered office and head office is located at 30 Duncan Street, Suite 401, Toronto, ON, M5V 2C3.

The Company develops and delivers psychedelic therapies. Psychedelic therapies are utilized in the treatment of mental health and mood disorders, such as severe depression, anxiety and post-traumatic stress disorder.

The Company’s primary focus is to develop proprietary, competitive and differentiated psychedelic therapies (both through novel psychedelic molecules and innovation in therapeutic protocols), with a view of achieving the best patient outcomes in the treatment of mental health and mood disorders.  Our Field Trip Health (“FT Health”) division operates Clinics (as defined below) with a view of delivering legal psychedelic treatments to patients suffering from mental health and mood disorders.

The Company operates health centres (“Clinics”) offering psychedelic-assisted psychotherapy treatment programs, including Ketamine Assisted Psychotherapy (“KAP”) in Canada and the USA and psilocybin-assisted therapies in The Netherlands. The Clinics provide our medical and therapeutic teams with opportunities to: (i)  develop hands-on knowledge and experience to  further improve on the existing  therapeutic protocols to optimize and customize the safe and effective delivery of psychedelic-assisted therapies (“PAT”); (ii) identify new indications with existing and novel psychedelic medicines, such as FT-104 and future pipeline drugs under well-controlled conditions; and (iii) conduct clinical research studies for FT Discovery and other third parties through its Sites Management Organization (“SMO”) service offering. In addition, FT Health conducts research to drive therapeutic protocol research and innovation.

Our Field Trip Training division offers programs including both didactic and experiential training to therapists and medical professionals who wish to learn about KAP.

In support of the Clinics, Field Trip Digital (“FT Digital”) division develops digital tools such as the mobile application, “Trip”, and the patient application, “Portal”, to support and enhance the patient outcomes and experience.

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FIELD TRIP HEALTH LTD.

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2022 and 2021

The Company also conducts botanical research in partnership with the University of the West Indies (“UWI”) through Field Trip Natural Products Inc. (“FTNP”). FTNP’s research program comprises the cultivation, as well as the identification and isolation of new substances contained in psilocybin mushrooms and other related fungi (the “Psilocybin Research”). Pursuant to a research agreement with UWI (the “Research Agreement”), the Company has leased a custom-built research and cultivation facility on the university campus (the “Jamaica Facility”).

Our research and development strategies are established by our Field Trip Discovery (“FT Discovery’’) division, which is then executed through contract research and contract manufacturing organizations for molecule development and clinical research and through FT Health for therapeutic protocol innovation. FT Discovery is conducting preclinical research into its first novel psychedelic molecule, FT-104, in addition to its new drug development pipeline program, the FT-200 Group.

Exchange Listings

On June 7, 2021 the Company’s common shares and warrants commenced trading on the TSX under the ticker symbols “FTRP” and “FTRP.WT” respectively. In connection with the TSX listing, the Common Shares and warrants were delisted from the Canadian Securities Exchange (“CSE”).

On July 23, 2021, the Company announced that it had received conditional approval from The NASDAQ Stock Market LLC (“NASDAQ”) to list its issued and outstanding common shares on the NASDAQ Global Select Market and on July 27, 2021, the Company received final approval from NASDAQ to list its common shares on the NASDAQ Global Select Market. The Company’s shares began trading at market open on July 29, 2021 with the ticker symbol FTRP.

The Company’s common stock continue to trade in Canada on the TSX Exchange under its current symbol FTRP; and concurrent with the listing of Field Trip’s common shares on NASDAQ in the US, the shares ceased to be quoted on the OTCQX.

2. BASIS OF PREPARATION

Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpreted by the IFRS Interpretations Committee (“IFRIC”).

These consolidated financial statements were approved for issue by the Board of Directors on June 29, 2022.

Basis of Presentation

These consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial instruments that are measured at fair value, as detailed in the Company’s accounting policies in Note 3.

Functional Currency

The Company’s functional currency is the Canadian dollar. Transactions undertaken in foreign currencies are translated into Canadian dollars at daily exchange rates prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are translated at period-end exchange rates and non-monetary items are translated at historical exchange rates. Realized and unrealized exchange gains and losses are recognized in the consolidated statements of loss and comprehensive loss.

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FIELD TRIP HEALTH LTD.

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2022 and 2021

The assets and liabilities of foreign operations are translated into Canadian dollars using the period-end exchange rates. Income, expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from the translation of foreign operations into Canadian dollars are recognized in other comprehensive (loss) income and accumulated in equity.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company, its subsidiaries and ketamine clinics in the United States that are owned solely by state-licensed physicians and organized as physician practices or professional medical corporations.

Subsidiaries

Subsidiary	Jurisdiction	Functional Currency	% Ownership
Field Trip Psychedelics Inc.	Ontario, Canada	Canadian Dollars	100%
Field Trip Health Canada Inc.	Ontario, Canada	Canadian Dollars	100%
Field Trip Health USA Inc.	Delaware, USA	United States Dollars	100%
Field Trip Health Holdings Inc	Ontario, Canada	Canadian Dollars	100%
Field Trip Health B.V.	Netherlands	Euros	100%
Field Trip Digital Canada Inc	Ontario, Canada	Canadian Dollars	100%
Field Trip Digital USA Inc	Delaware, USA	United States Dollars	100%
Field Trip Digital LLC	Delaware, USA	United States Dollars	100%
Field Trip Natural Products Limited	Kingston, Jamaica	United States Dollars	100%
Field Trip Discovery Inc	Ontario, Canada	Canadian Dollars	100%
Field Trip Discovery USA Inc	Delaware, USA	United States Dollars	100%
Field Trip Discovery Australia Pty Ltd	New South Wales, Australia	Australian Dollars	100%
Field Trip Training USA Inc	Delaware, USA	United States Dollars	100%
Field Trip At Home Inc	Delaware, USA	United States Dollars	100%

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date the control ceases. All significant intercompany balances and transactions have been eliminated upon consolidation.

Professional Medical Corporations (“PCs”)

Field Trip’s agreements with the PCs generally consist of Management Services Agreements (“MSAs”), which provide for various administrative and management services to be provided by the Company to the PC, and Succession Agreements, which provide for transition of ownership of the PCs under certain conditions.

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FIELD TRIP HEALTH LTD.

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2022 and 2021

The MSAs typically provide that the term of the arrangements is twenty years with automatic renewal for successive five-year terms, subject to termination by Field Trip or the PC in certain specified circumstances. The Company has the right to receive income as an ongoing administrative fee in an amount that represents fair value of services rendered and has provided all financial support through loans to the PCs. Field Trip is the sole and exclusive provider of all non-medical business management, information management, marketing, support and personnel, equipment and supplies as are reasonably necessary for the day-to-day administration, operation, and non-medical management of the PCs. The Company directs and trains PC staff in the use of its proprietary psychotherapy protocols and establishes the guidelines for the employment and compensation of the physicians and other employees of the PCs. The PCs are branded as Field Trip clinics using its marketing collaterals and logo. In addition, Field Trip holds a security interest in all PC revenue and proceeds as collateral.

Under the terms of the Succession Agreement, Field Trip has the right to designate a successor shareholder in the event of a succession event. The outstanding voting equity instruments of the PCs are owned by successor shareholders appointed by Field Trip or other shareholders who are also subject to the terms of the Succession Agreements.

Based upon the provisions of these agreements, Field Trip determined that the PCs are controlled by the Company. The contractual arrangement to provide management services allows Field Trip to direct the economic activities that most significantly affect the PC. Accordingly, the Company is the primary beneficiary of the PCs and consolidates the PCs in accordance with IFRS 10, Consolidated Financial Statements. Furthermore, as a direct result of nominal initial equity contributions by the physicians, the financial support Field Trip provides to the PCs (e.g., loans) and the provisions of the successor shareholder succession arrangements described above, the interests held by noncontrolling interest holders lack economic substance and do not provide them with the ability to participate in the residual profits or losses generated by the PCs. Therefore, all income and expenses recognized by the PCs are allocated to Field Trip shareholders.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and use of estimates and judgments described below have been applied consistently in these consolidated financial statements by the Company and its subsidiaries.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash in bank, short-term deposits, cashable guaranteed investment certificates (“GICs”) and non-redeemable GICs held at financial institutions with an original maturity from the date of acquisition of 90 days or less.

Restricted Cash

Restricted cash comprises cash held as collateral against FTP’s credit card limit and cash held at the PCs which, under the terms of the MSA, must be used to pay PC personnel and expenses before satisfying prior and current management fees.

Short-Term Investments

Short-term investments comprise GICs with an original maturity from the date of acquisition of greater than 90 days and less than 365 days.

Property, Plant and Equipment

Property, plant and equipment (“PP&E”) is recorded at cost, net of accumulated depreciation and/or accumulated impairment losses.

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FIELD TRIP HEALTH LTD.

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2022 and 2021

The Company allocates the amount initially recognized in respect of an item of PP&E to its significant components and amortizes each such part separately. Residual values, method of depreciation and useful lives of the assets are reviewed annually or more frequently if required, and any changes in these estimates are adjusted prospectively.

Depreciation is calculated over the estimated useful lives of the assets, as follows:

Leasehold improvements	Shorter of asset life and term of lease	Straight-line
Furniture and fixtures	5 years	Straight-line
Medical and laboratory equipment	5 years	Straight-line
Computer equipment	3 years	Straight-line
Construction in progress	No term	Not amortized

Construction in progress is transferred to property, plant and equipment when the assets are available for use and amortization of the assets commences at that point.

Intangible Assets

Finite life intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. Residual values, method of depreciation and useful lives of the assets are reviewed annually or more frequently if required, and any changes in these estimates are adjusted prospectively. Amortization is provided on a straight-line basis over the following terms:

Field Trip Health website	4 years	Straight-line
Field Trip Health Portal	4 years	Straight-line
Trip App	4 years	Straight-line
Software in progress	No term	Not Amortized

Leases

Right-of-use assets

Leased assets are capitalized at the commencement date of the lease and are comprised of the initial lease liability amount, initial direct costs incurred when entering the lease, less any lease incentives received. Right-of-use assets are amortized on a straight-line basis over the life of the underlying lease agreement.

Lease obligations

The lease liability is measured at the present value of the fixed payments and variable lease payments that pertain to an index or rate, net of cash lease incentives that are not paid at the commencement date. Lease payments are apportioned between interest expense and reduction of the lease liability using the rate implicit in the lease to achieve a constant rate of interest on the remaining balance of the liability. If this rate cannot be readily determined, the Company uses its incremental borrowing rate.

Low value assets and short-term lease

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term lease that have a lease term of 12 months or less and leases of low value assets. The lease payments associated with these leases are expensed on a straight-line basis over the lease term.

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FIELD TRIP HEALTH LTD.

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2022 and 2021

Impairment of Non-Financial Assets

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If such an indication exists, the recoverable amount is estimated. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows or cash generating units (“CGUs”). The recoverable amount is the higher of an asset’s fair value less cost of disposal and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Financial Instruments

Financial assets and liabilities, including derivatives, are recorded on the statement of financial position when the Company becomes a party to the financial instrument or derivative contract.

Classification and Measurement of Financial Instruments

The Company measures a financial instrument at its fair value adjusted for, in the case of a financial instrument not at fair value through profit (loss) (“FVTPL”), transaction costs that are directly attributable to the acquisition of the financial instrument. Transaction costs of financial instruments carried at fair value through FVTPL are expensed in profit (loss).

Subsequent measurement of financial assets and liabilities depends on the Company’s business model for managing the asset or liability and the cash flow characteristics of the asset or liability. There are three measurement categories in which the Company classifies its financial instruments:

Amortized Cost

Financial assets and liabilities that are held for collection or payment of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Finance income or expense from these financial instruments is recorded in profit or loss using the effective interest rate method.

Fair Value through Other Comprehensive Income (“FVOCI”)

Financial assets and liabilities that are held for collection or payment of contractual cash flows and for selling or acquiring the financial instruments. Changes in the carrying amount are taken through other comprehensive income (“OCI”), except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses, which are recognized in net income (loss). When the financial asset or liability is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to net income (loss).

Fair Value through Profit and Loss (“FVTPL”)

Financial assets and liabilities that do not meet the criteria for amortized cost or FVOCI are measured at fair value through profit (loss). Subsequent fair value gains or losses are recognized in profit or loss to the extent they are not part of a designated hedging relationship. The net gain or loss recognized in profit or loss includes any dividend or interest earned on the financial asset and is included in the ‘other gains and losses’ line item (if any).

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FIELD TRIP HEALTH LTD.

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2022 and 2021

The Company has classified its financial instruments as follows:

Financial instrument	Classification
Assets
Cash and cash equivalents	Amortized cost
Funds held in trust	Amortized cost
Restricted cash	Amortized cost
Short-term investments	Amortized cost
Accounts receivable (excluding sales tax receivable)	Amortized cost
Shareholder loan receivable	Amortized cost

Liabilities
Accounts payable and accrued liabilities	Amortized cost
Loan payable	Amortized cost

Impairment of Financial Assets

For the impairment of financial assets, the Company is required to apply an expected credit loss (“ECL”) model to all financial assets not held at FVTPL, where credit losses that are expected to transpire in future years are provided for, irrespective of whether a loss event has occurred or not as at the date of Statement of Financial Position. The Company recognizes a loss allowance for expected credit losses on loan receivables which are measured at amortized cost. The measurement of the loss allowance depends upon the Company’s assessment at the end of each reporting period as to whether the financial instrument’s credit risk has increased significantly since initial recognition, based on reasonable and supportable information that is available, without undue cost or effort to obtain.

The Company makes an implicit allowance for potentially uncollectible amounts to arrive at net receivables. The Company evaluates the credit risk on accounts receivable and measures a loss allowance using the simplified method. Where applicable, the carrying amount of a trade receivable is reduced for any loss allowance through the use of an allowance for doubtful accounts (“AFDA”) provision. Changes in the AFDA provision are recognized in profit or loss. When the Company determines that no recovery of the amount owing is possible, the amount is deemed irrecoverable and the financial asset is written off.

The methodology to arrive at net receivables is reviewed by management periodically. The balance of accounts receivable represents management’s estimate of the net realizable value of receivables after discounts. The Company performs an estimation and review process periodically to identify instances on a timely basis where such estimates need to be revised to accurately assess the amount of expected revenues.

Share-based payments

Share-based payments to employees and others providing similar services are measured at the estimated fair value of the instruments issued on the grant date and amortized over the vesting period. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined that the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The corresponding credit is recorded to share-based payments reserve in equity.

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FIELD TRIP HEALTH LTD.

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2022 and 2021

Consideration received on the exercise of stock options is recorded as share capital and the related share-based payments reserve is transferred to share capital. Charges for options that are forfeited before vesting are reversed from share-based payments reserve.

Share Issuance Costs

Professional, consulting, regulatory fees and other costs that are directly attributable to the issuance of shares are charged to common shares when the related shares are issued, net of any tax effects.

Revenue Recognition

The Company generates revenue from the provision of psychotherapy services performed at its clinic locations. The Company uses the following five-step contract-based analysis of transactions to determine if, when and how much revenue can be recognized:

1.	Identify the contract with a customer.
2.	Identify the performance obligation(s) in the contract.
3.	Determine the transaction price.
4.	Allocate the transaction price to the performance obligation(s) in the contract; and
5.	Recognize revenue when or as the Company satisfies the performance obligation(s).

The Company earns revenue from patients by offering various KAP programs in Canada and the USA and psilocybin-assisted therapies in the Netherlands. The number of sessions in each KAP and psilocybin-assisted therapy program vary, however the structure and pricing remain consistent at each location.  The KAP programs contain a combination of psychotherapy and ketamine administration appointments. The psilocybin-assisted therapy programs contain a combination of psychotherapy and psilocybin truffles.

The Patient Services Agreement (“PSA”) between the clinic and patient outlines the clinic’s protocol, pricing, payment terms, cancellation fees and refund policy. Each session in the PSA has an assigned standalone value based on a standard hourly rate. Patients can cancel their treatment at any time and receive a full refund on sessions not yet completed, if sessions are paid in advance. Based on these terms, each session is an individual performance obligation and patient service revenues are recognized over a period of time as performance of obligations are completed.

Payment of the transaction price for patient counselling is typically due prior to the services being rendered and therefore, the transaction price is recognized as a contract liability, or deferred revenue, when payment is received. Contract liabilities are subsequently recognized as revenue when the Company fulfils its performance obligations.

Patient service revenues are measured at the net patient service revenues received or receivable. Third-party payors include federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies.

Research and Development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred.

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FIELD TRIP HEALTH LTD.

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2022 and 2021

Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to complete development and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are expensed as incurred.

Research and development expenses include all direct and indirect operating expenses supporting the products in development. The costs incurred in establishing and maintaining patents are expensed as incurred.

Income Taxes

Income tax expense consisting of current and deferred tax expense is recognized in the consolidated statements of loss and comprehensive loss. Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous periods.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Provisions

The Company recognizes provisions if there is a present obligation as a result of a past event, it is probable that the Company will be required to settle that obligation and the obligation can be reliably estimated. The amount recognized as a provision reflects management’s best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation.

Net Income or Loss Per Common Share

Basic net income or loss per common share is calculated by using the weighted average number of common shares outstanding during the year.  Diluted net income or loss per common share is computed similar to basic net income or loss per common share, except that the weighted average number of shares outstanding is increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive.  The number of additional shares is calculated by assuming that outstanding options and warrants were exercised and the proceeds from such exercises were used to acquire common stock at the average market price during the reporting period.

Given the Company’s loss position, basic and diluted loss per common share are the same and stock options and warrants are excluded from the weighted average number of shares outstanding since they are anti-dilutive.

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FIELD TRIP HEALTH LTD.

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2022 and 2021

Use of Estimates and Judgments

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates and such differences could be material. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

Key areas of judgment and estimation or use of managerial assumptions are as follows:

Share-based payments and warrants

The fair value of share-based compensation expense and warrants is estimated using the Black-Scholes option pricing model and rely on a number of estimates, such as the expected life of the option or warrant, the volatility of the underlying share price and the risk-free rate of return. In addition, the Company estimates the rate of forfeiture of options granted. Such estimates and assumptions are inherently uncertain, and any changes in these assumptions affect the fair value estimates of share-based compensation expense and warrants.

The Company measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation expense over the vesting period based on the Company’s estimate of equity instruments that will eventually vest. Expected forfeitures are estimated at the date of grant and subsequently adjusted if further non-market-based information indicates actual forfeitures may vary from the original estimate. Any revisions are recognized in profit and loss such that the cumulative expense reflects the revised estimate.

Incremental borrowing rate

In determining the appropriate measurement of lease liabilities, the Company is required to estimate the incremental borrowing rate (“IBR”) specific to the transaction. The IBR applied reflects the interest rate that the Company would have to pay to borrow a similar amount at a similar term and with a similar security.

Extension options

Some property leases contain extension options exercisable by the Company. The Company assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Company reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

Page| 17

FIELD TRIP HEALTH LTD.

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2022 and 2021

Future Accounting Changes

IAS 1 Classification of Liabilities as Current or Non-Current

In January 2021, the IASB issued a narrow scope amendment to IAS 1 – Classification of Liabilities ad Current or Non-Current, which affects only the presentation of liabilities in the statement of financial position and not the amount or timing of their recognition. The amendment clarifies that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specifies that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. It also introduces a definition of settlement to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendment is effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. The implementation of this amendment is not expected to have a significant impact on the Company.

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors

In February 2021, the IASB issued an amendment to IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors. The amendment introduces the definition of an accounting estimate and sets criteria to help entities distinguish changes in accounting estimates from changes in accounting policies. The amendment is effective for annual periods beginning on or after January 1, 2023 and changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted. Management is assessing the impact of this amendment.

4. REVERSE TAKEOVER

On October 1, 2020, FTP completed its previously announced going public transaction (the “Transaction”) pursuant to the terms of an agreement entered into on August 21, 2020 between FTP, Newton and Newton Subco. On September 30, 2020, immediately prior to the closing of the Transaction, Newton filed articles of amendment to: (i) consolidate its outstanding common shares on an eight (8) old for one (1) new basis; and (ii) change its name from Newton Energy Corporation to "Field Trip Health Ltd.".

The Transaction constituted a Reverse Takeover by way of a three-cornered amalgamation under applicable securities law, with FTP as the reverse takeover acquirer and Newton as the reverse takeover acquiree.

Pursuant to the terms of the agreement, Newton acquired all the issued and outstanding common shares of FTP. Holders of FTP common shares received one post-consolidation common share of Newton in exchange for each FTP share held. Newton became the direct parent and sole shareholder of FTP, changed its year end from December 31 to March 31 and continued under the Canada Business Corporations Act by Certificate and Articles of Continuance.

In connection with the completion of the Transaction, Newton common shares listed on the NEX board of the Toronto Stock Exchange Venture Exchange (“TSXV”) were delisted on September 30, 2020. Field Trip Health Ltd. shares commenced trading on the CSE on October 6, 2020, under the stock symbol FTRP.

Page| 18

FIELD TRIP HEALTH LTD.

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2022 and 2021

The Transaction does not constitute a business combination as Newton does not meet the definition of a business under IFRS 3, Business Combinations. Immediately after the Transaction, shareholders of FTP owned 100% of the voting rights of Newton. As a result, the Transaction has been accounted for as a capital transaction with FTP being identified as the accounting acquirer and the equity consideration being measured at fair value, using the acquisition method of accounting. The Transaction has been accounted for in the consolidated financial statements as a continuation of the financial statements of FTP.

Purchase price consideration

FTP is deemed to have acquired the former Newton as part of the Transaction. The Transaction was accounted for using the acquisition method of accounting whereby the assets acquired, and liabilities assumed were recorded at their estimated fair value at the acquisition date. The acquisition did not meet the criteria for a business combination and is therefore treated a recapitalization under the scope of IFRS 2, Share Based Payments. The consideration consisted entirely of shares and options of Field Trip Health Ltd. which were measured at the estimated fair value on the date of acquisition. The fair value of the Common Shares issued to the former Newton shareholders was determined to be $1,590,212 based on the fair value of the shares issued (795,106 shares at $2.00 per share). The fair value of the Newton Options was determined to be $74,982 using a Black Scholes model based on the following assumptions: Stock price volatility – 70%; Risk-free interest rate – 0.29 – 0.33%; Stock price at October 1, 2020 – $2.00 and an expected life of 2.52 – 3.86 years. In connection with the acquisition of Newton, the Company incurred transaction costs of $571,435, of which $375,713 was settled in cash and the remaining $195,722 in Company stock options.

Total
$
Consideration: Newton Commons Shares	1,590,212
Consideration: Newton Options	74,982
Total consideration	1,665,194
Transaction costs	571,435
2,236,629
Identifiable assets acquired: Newton Cash	66,487
Listing Expense	2,170,142

5. FUNDS HELD IN TRUST

Funds held in trust amounting to $795,516 as at March 31, 2021, represented unrestricted funds held at a Canadian chartered bank by the Company’s corporate counsel, representing proceeds from the March Bought Deal Offering which were released in April 2021.

Page| 19

FIELD TRIP HEALTH LTD.

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2022 and 2021

6. RESTRICTED CASH

	As at	As at
	March 31, 2022	March 31, 2021
	$	$
Funds held as collateral	100,602	100,501
Funds held at PCs	675,949	487,540
	776,551	588,041

As at March 31, 2022, the Company had $100,602 of restricted cash held as collateral against Field Trip Psychedelics Inc. credit card limit (March 31, 2021 – $100,501). The funds are invested in two cashable GIC accounts. $35,212 matures on November 6, 2022, and $65,390 matures on January 20, 2023. The Company also had $675,949 (March 31, 2021 – $487,540) of restricted cash held at the PCs which, under the terms of the MSA, must be used to pay PC personnel and expenses before satisfying prior and current management fees.

7. SHORT-TERM INVESTMENTS

Short-term investments of $72,552,870 represent non-redeemable GICs held with financial institutions as at March 31, 2021. These investments had maturities ranging from 6 months to one year, and interest rates from 0.35% to 0.80%. The short-term investments matured during the year and the proceeds were transferred to the Company’s bank account.

8. ACCOUNTS RECEIVABLE

	As at	As at
	March 31, 2022	March 31, 2021
	$	$
Trade receivables	250,139	21,253
Sales tax receivable	728,176	768,981
Other receivables	250,430	23,527
	1,228,745	813,761

Trade receivables relates to amounts receivable from patients for treatments completed at the Clinics and are shown net of an allowance for doubtful accounts of $60,295 as at March 31, 2022 (March 31, 2021 – nil). Other receivables mainly relate to refunds owed to Field Trip for research and development and government credit program.

9. OTHER ASSETS

	As at	As at
	March 31, 2022	March 31, 2021
	$	$
Prepaid expenses	3,448,069	2,832,912
Lease security deposits	678,854	539,028
Shareholder loans receivable (Note 30)	53,185	50,521
	4,180,108	3,422,461
Less amounts due within one year	(3,451,901)	(2,890,197)
Non-current balance	728,207	532,264

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FIELD TRIP HEALTH LTD.

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2022 and 2021

10. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following as at March 31, 2022 and 2021:

March 31, 2022

				Medical &
	Leasehold	Furniture &	Computer	Laboratory	Construction
	Improvements	Fixtures	Equipment	Equipment	in Progress	Total
Cost	$	$	$	$	$	$
Balance, April 1, 2021	1,243,119	334,600	447,753	276,949	252,732	2,555,153
Additions	1,181,299	299,476	527,198	141,624	962,637	3,112,234
Assets in use	237,210	—	—	—	(237,210)	—
Foreign currency translation adjustment	(9,338)	(6,876)	(11,150)	(1,740)	(15,519)	(44,623)
Balance, March 31, 2022	2,652,290	627,200	963,801	416,833	962,640	5,622,764

Accumulated depreciation
Balance, April 1, 2021	(228,264)	(32,817)	(71,050)	(24,205)	—	(356,336)
Depreciation expense	(400,165)	(102,879)	(238,927)	(68,954)	—	(810,925)
Foreign currency translation adjustment	3,413	837	1,984	438	—	6,672
Balance, March 31, 2022	(625,016)	(134,859)	(307,993)	(92,721)	—	(1,160,589)
Net book value as at
March 31, 2022	2,027,274	492,341	655,808	324,112	962,640	4,462,175
March 31, 2021	1,014,855	301,783	376,703	252,744	252,732	2,198,817

March 31, 2021

				Medical &
	Leasehold	Furniture &	Computer	Laboratory	Construction
	Improvements	Fixtures	Equipment	Equipment	in Progress	Total
Cost	$	$	$	$	$	$
Balance, April 1, 2020	342,590	56,187	78,770	5,533	106,402	589,482
Additions	305,944	233,167	369,392	272,045	798,242	1,978,790
Assets in use	594,585	45,246	—	—	(639,831)	—
Foreign currency translation adjustment	—	—	(409)	(629)	(12,081)	(13,119)
Balance, March 31, 2021	1,243,119	334,600	447,753	276,949	252,732	2,555,153

Accumulated depreciation
Balance, April 1, 2020	(8,645)	(1,041)	(4,111)	(239)	—	(14,036)
Depreciation expense	(221,473)	(32,298)	(67,740)	(24,500)	—	(346,011)
Foreign currency translation adjustment	1,854	522	801	534	—	3,711
Balance, March 31, 2021	(228,264)	(32,817)	(71,050)	(24,205)	—	(356,336)
Net book value as at
March 31, 2021	1,014,855	301,783	376,703	252,744	252,732	2,198,817
March 31, 2020	333,945	55,146	74,659	5,294	106,402	575,446

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FIELD TRIP HEALTH LTD.

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2022 and 2021

During the fiscal year ended March 31, 2022, $237,210 relating to the completion of the construction of the Amsterdam Clinic was transferred from construction in progress to leasehold improvements.

11. INTANGIBLE ASSETS

Intangible assets consist of the following as at March 31, 2022 and 2021:

March 31, 2022

	Field Trip	Field Trip
	Health	Health		Software in
	Website	Portal	Trip App	Progress	Total
Cost	$	$	$	$	$
Balance, April 1, 2021	175,314	165,854	149,117	—	490,285
Additions	7,591	85,409	129,165	—	222,165
Balance, March 31, 2022	182,905	251,263	278,282	—	712,450

Accumulated amortization
Balance, April 1, 2021	(43,257)	(10,728)	(9,176)	—	(63,161)
Amortization expense	(45,342)	(59,871)	(60,722)	—	(165,935)
Balance, March 31, 2022	(88,599)	(70,599)	(69,898)	—	(229,096)
Net book value as at
March 31, 2022	94,306	180,664	208,384	—	483,354
March 31, 2021	132,057	155,126	139,941	—	427,124

March 31, 2021

	Field Trip	Field Trip
	Health	Health		Software in
	Website	Portal	Trip App	Progress	Total
Cost	$	$	$	$	$
Balance, April 1, 2020	126,974	—	—	—	126,974
Additions	48,340	—	—	314,971	363,311
Assets in use	—	165,854	149,117	(314,971)	—
Balance, March 31, 2021	175,314	165,854	149,117	—	490,285

Accumulated amortization
Balance, April 1, 2020	(1,994)	—	—	—	(1,994)
Amortization expense	(41,263)	(10,728)	(9,176)	—	(61,167)
Balance, March 31, 2021	(43,257)	(10,728)	(9,176)	—	(63,161)
Net book value as at
March 31, 2021	132,057	155,126	139,941	—	427,124
March 31, 2020	124,980	—	—	—	124,980

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FIELD TRIP HEALTH LTD.

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2022 and 2021

12. LEASES

The Company leases real property for its Toronto office, clinical locations in North America and Europe and its research facility in Jamaica. Right-of-use assets (“ROU”) consist of the following as at March 31, 2022 and 2021:

March 31, 2022

Total
Cost	$
Balance, April 1, 2021	8,266,366
Additions	22,924,757
Foreign currency translation adjustment	(230,155)
Balance, March 31, 2022	30,960,968

Accumulated depreciation
Balance, April 1, 2021	(1,084,008)
Depreciation expense	(2,626,207)
Foreign currency translation adjustment	34,581
Balance, March 31, 2022	(3,675,634)
Net book value as at
March 31, 2022	27,285,334
March 31, 2021	7,182,358

Right-of-use assets are depreciated over the useful life of the asset which correspond to its lease term. The terms for each lease can vary from one to ten years.

March 31, 2021

Total
Cost	$
Balance, April 1, 2020	1,762,951
Additions	6,600,558
Foreign currency translation adjustment	(97,143)
Balance, March 31, 2021	8,266,366

Accumulated depreciation
Balance, April 1, 2020	(130,290)
Depreciation expense	(987,226)
Foreign currency translation adjustment	33,508
Balance, March 31, 2021	(1,084,008)
Net book value as at
March 31, 2021	7,182,358
March 31, 2020	1,632,661

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FIELD TRIP HEALTH LTD.

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2022 and 2021

Lease obligations consist of the following as at March 31, 2022 and 2021:

March 31, 2022

Total
$
As at April 1, 2021	7,473,807
Additions during the year	22,645,828
Foreign currency translation adjustment	(180,793)
Payments during the year	(2,009,586)
Interest expense during the year	1,091,800
29,021,056
Less amounts due within one year	(2,306,823)
Long-term balance	26,714,233

March 31, 2021

Total
$
As at April 1, 2020	1,541,205
Additions during the year	6,514,499
Foreign currency translation adjustment	(76,749)
Payments during the year	(806,651)
Interest expense during the year	301,503
7,473,807
Less amounts due within one year	(1,070,435)
Long-term balance	6,403,372

The Company expenses payments for short-term leases and low-value leases as incurred. These payments for short-term leases and low-value leases were $392,231 for the fiscal year ended March 31, 2022 (March 31, 2021 –$249,485).

The Company’s future cash outflows may change due to variable lease payments, renewal options, termination options, and leases not yet commenced to which the Company is committed that are not reflected in the lease obligations. The following is a maturity analysis for undiscounted lease payments that are reflected in the lease obligations as at March 31, 2022 and 2021:

March 31, 2022

Total
$
Less than 1 year	3,855,603
1 to 2 years	4,095,956
2 to 3 years	4,199,164
3 to 4 years	4,340,931
4 to 5 years	4,118,710
Beyond 5 years	16,728,699
37,339,063

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FIELD TRIP HEALTH LTD.

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2022 and 2021

March 31, 2021

Total
$
Less than 1 year	1,477,942
1 to 2 years	1,319,214
2 to 3 years	976,531
3 to 4 years	981,128
4 to 5 years	1,006,984
Beyond 5 years	3,701,706
9,463,505

The Company is committed for estimated additional variable (non-lease) rent payment obligations as follows:

Additional
	Rent						More than 5
	Payments	< 1 year	1-2 years	2-3 years	3-4 years	4-5 years	years
	$	$	$	$	$	$	$
Total	5,251,405	750,769	683,039	616,934	619,064	519,283	2,062,316

These additional (non-lease) rent payments are variable, and therefore have not been included in the right-of-use asset or lease obligations.

13. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at	As at
	March 31, 2022	March 31, 2021
	$	$
General and administration	3,683,931	4,189,685
Occupancy costs	44,232	138,874
Patient services expenses	1,029,479	381,887
Research and development	801,901	206,151
Sales and marketing	92,856	105,382
Property, plant and equipment	194,273	326,131
	5,846,672	5,348,110

As at March 2022, the Company accrued an amount of $2,228,252 related to personnel costs (March 2021 – $1,072,578) included in accounts payable and accrued liabilities.

14. SHARE CAPITAL

Share Capital Authorized

The authorized share capital of the Company consists of an unlimited number of common shares (“Common Shares”), and an unlimited number of preferred shares (“Preferred Shares”).

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FIELD TRIP HEALTH LTD.

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2022 and 2021

Common Shares

Holders of Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of Field Trip. Each Common Share confers the right to one vote at all meetings of the shareholders, except meetings at which only holders of a specified class of shares are entitled to vote. Subject to the prior rights and privileges attached to any other class of shares of Field Trip, the holders of the Common Shares are entitled to receive any dividend declared by Field Trip.

In the event of the liquidation, dissolution or winding-up of Field Trip, whether voluntary or involuntary, subject to the prior rights and privileges attached to any other class of shares of Field Trip, the holders of the Common Shares are entitled to receive the remaining property and assets of Field Trip.

The Common Shares carry no pre-emptive rights, conversion or exchange rights, or redemption, retraction, repurchase, sinking fund or purchase fund provisions. There are no provisions requiring a holder of Shares to contribute additional capital, and no restrictions on the issuance of additional securities by Field Trip. There are no restrictions on the repurchase or redemption of Common Shares by Field Trip except to the extent that any such repurchase or redemption would render Field Trip insolvent.

Class B Series Common Shares Automatic Conversion

Upon the completion of a private placement of Class A Series Common Shares from treasury for gross proceeds of at least USD $2,500,000 in one or multiple closings (the “Qualified Financing”), then all of the Class B Series Common Shares will automatically and concurrently be converted into Class A Series Common Shares (the “Automatic Conversion”) as follows:

(a)	If the price paid per Class A Series Common Share in the Qualified Financing is equal to or greater than USD $1.125, then each Class B Series Common Share will convert into one Class A Series Common Share; or
(b)	If the price paid per Class A Series Common Share in the Qualified Financing is less than USD $1.125, then the Class B Series Common Shares held by each holder will be converted into a number of Class A Series Common Shares determined by dividing the Subscription Amount by an amount equal to the product of the price paid per Class A Series Common Share in the Qualified Financing, multiplied by 0.80. For the purposes of this calculation, “Subscription Amount” means the number of Class B Series 1 Shares held by the holder multiplied by USD $ 0.90.

The brokered and non-brokered private placements completed on August 14 and September 21, 2020 met the definition of a Qualified Financing and all outstanding and issued Class B Series Common Shares were converted into Class A Series Common Shares on a 1:1 basis upon closing.

Preferred Shares

The Preferred Shares may be issued at any time or from time to time in one or more series. Subject to the provisions of the Canada Business Corporations Act, the Board may by resolution alter the articles of Field Trip to create any series of Preferred Shares and to fix before issuance, the designation, rights, privileges, restrictions and conditions to attach to the Preferred Shares of each series. The Preferred Shares may be made convertible into Common Shares at such rate and upon such basis as the board of directors of Field Trip, in its discretion, may determine. There are currently no Preferred Shares outstanding (March 31, 2021 – nil).

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FIELD TRIP HEALTH LTD.

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2022 and 2021

Share Capital Issued and Fully paid up as at March 31, 2021

	Number of	Amount
Class of Shares	Shares Issued	$
A	57,297,238	130,784,175
	57,297,238	130,784,175

(i)	On May 20, 2020, the Group issued 76,240 Class B Series Common Shares at a price of $0.90 USD per share, yielding gross proceeds of $10,002 USD or $13,935 CAD. Real estate brokerage commissions of $63,853 were settled via the issuance of 50,911 Class B Series Common Shares at a price of $0.90 USD or $1.2542 CAD per share. Share issuance costs of $17,829 were settled via the issuance of 14,216 Class B Series Common shares at a price of $0.90 USD or $1.2542 CAD per share.
(ii)	On August 14, 2020, the Group completed brokered and non-brokered private placements (the “FTP Private Placements”) of an aggregate of 5,516,724 Class A shares in the capital of Field Trip, at a price of $2.00 per share, for aggregate gross proceeds of $11,033,448. The agents were paid a cash commission of $391,082, and were issued 55,167 Class A shares and 299,753 Compensation Warrants which are exercisable into one Class A Common Share of Field Trip at a price of $2.00 per share until August 14, 2022.
(iii)	On September 21, 2020, Field Trip completed a follow-on non-brokered private placement of an aggregate of 816,932 Class A Series Common Shares at a price of $2.00 per share for gross proceeds of $1,633,864.
(iv)	On September 25, 2020, 600,000 Class A Series Common Shares were issued as payment of milestone shares under the Jamaican SPA (see Note 16).
(v)	On October 1, 2020, 795,106 Class A Series Common Shares were issued upon closing of the Transaction (see Note 4). Upon closing of the Transaction, the Group had only Common Shares outstanding.
(vi)	On January 5, 2021 the Company completed a bought deal offering (the “January BD Offering”) resulting in the issuance of 4,448,200 Units of the Company at a price per Unit of $4.50 for gross proceeds of $20,016,900. Each Unit comprised one common share of the Company and one-half of one Common Share purchase warrant. In consideration of the services rendered by the underwriters in connection with the January BD Offering, the Company paid a cash commission equal to $763,046 and issued 169,565 Compensation Warrants (see Note 15).

In connection with the January BD Offering, the short form prospectus qualified the distribution of 8,170 Common Shares and 49,016 additional FTP Compensation Warrants, for services rendered by the agents in connection with the FTP Private Placements (see Note 15).

(vii)	On March 17, 2021 the Company completed a bought deal offering (the “March BD Offering”) resulting in the issuance of 14,661,499 Common Shares of the Company at a price of $6.50 per Common Share for gross proceeds of $95,299,744. In consideration of the services rendered by the underwriters in connection with the March BD Offering, the Company paid a cash commission equal to $4,961,472 and issued 865,303 Compensation Warrants (see Note 15).
(viii)	During the fiscal year ended March 31, 2021, 9,218,767 options were exercised for gross proceeds of $208,698.

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FIELD TRIP HEALTH LTD.

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2022 and 2021

Share Capital Issued and Fully paid up as at March 31, 2022

	Number of	Amount
Class of Shares	Shares Issued	$
A	58,150,789	132,111,283
	58,150,789	132,111,283

(ix)	During the fiscal year ended March 31, 2022, 262,500 shares related to Darwin Inc. were issued for $404,375. As of March 31, 2022 Field Trip has 337,500 Jamaica Facility shares still outstanding to be issued.
(x)	During the fiscal year ended March 31, 2022, 168,885 FTP Compensation Warrants were exercised at a price of $2.00 for gross proceeds of $337,771.
(xi)	During the fiscal year ended March 31, 2022, 422,166 options were exercised for gross proceeds of $294,263.

Share Capital Reserved for Issuance

A summary of shares reserved for issuance is as per below:

	As at	As at
Class of Shares	March 31, 2022	March 31, 2021
Common Share Stock Options	6,056,540	5,150,798
Warrants	2,071,090	2,071,090
FTP Compensation Warrants	174,384	343,269
Compensation Warrants	1,034,868	1,034,868
Jamaica Facility Shares (Note 16)	337,500	600,000
	9,674,382	9,200,025

15. WARRANTS

The following is a schedule of the warrants outstanding as at March 31, 2022:

	FTP
	Compensation	Compensation		Total	Total
	Warrants	Warrants	Warrants	Warrants	Amount
	#	#	#	#	$
Balance, April 1, 2021	343,269	1,034,868	2,071,090	3,449,227	6,370,660
Exercised	(168,885)	—	—	(168,885)	(173,754)
Balance, March 31, 2022	174,384	1,034,868	2,071,090	3,280,342	6,196,906

The weighted average life for warrants outstanding as at March 31, 2022 was 0.48 years (March 31, 2021 – 1.4 years). The weighted average market fair value of shares purchased through warrant exercises during the fiscal year ended March 31, 2022 was $2.00

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FIELD TRIP HEALTH LTD.

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2022 and 2021

FTP Compensation Warrants

The Company issued 299,753 FTP Compensation Warrants to the underwriter in connection with the completion of the FTP Private Placements which closed on August 14, 2020. In connection with the January BD Offering, the short form prospectus qualified the distribution of 49,016 additional FTP Compensation Warrants, for services rendered by the agents in connection with the FTP Private Placements. The warrants have an expiry date of August 14, 2022. Each warrant entitles the holder to purchase one Class A share at $2.00 until the expiry date. The fair value was estimated using the Black-Scholes option pricing model with the following assumptions: (i) expected dividend yield of 0%, (ii) expected weighted average volatility of 80%, (iii) weighted average risk-free rate of 0.29%, (vi) share price of $2, (v) forfeiture rate of 0%, and (vi) weighted average expected life of 1.9 years. As at March 2022, 174,385 FTP Compensation warrants were exercised.

Compensation Warrants

The Company issued 169,565 Compensation Warrants to the underwriter in connection with the January BD Offering which was completed on January 5, 2021.  The warrants have an expiry date of January 5, 2023. Each Compensation Warrant entitles the holder to purchase one Common Share at $4.50 until expiry. The fair value was estimated using the Black-Scholes option pricing model with the following assumptions: (i) expected dividend yield of 0%, (ii) expected volatility of 110%, (iii) risk-free rate of 0.19%, (vi) share price of $3.56, (v) forfeiture rate of 0%, and (vi) expected life of 2 years.

The Company issued 763,303 Compensation Warrants to the underwriter in connection with the March BD Offering which was completed on March 17, 2021. An additional 102,000 Compensation Warrants were issued to a consultant in connection with the March BD Offering. The warrants have an expiry date of March 17, 2023. Each Compensation Warrant entitles the holder to purchase one Common Share at $6.50 until expiry. The fair value was estimated using the Black-Scholes option pricing model with the following assumptions: (i) expected dividend yield of 0%, (ii) expected volatility of 110%, (iii) risk-free rate of 0.27%, (vi) share price of $6.16, (v) forfeiture rate of 0%, and (vi) expected life of 2 years.

Warrants

The Company issued 2,224,100 Warrants in connection with the completion of the January BD Offering which closed on January 5, 2021. The warrants are listed and posted for trading on the TSX and have an expiry date of July 5, 2022. Each warrant entitles the holder to purchase one Common Share, at an exercise price of $5.60 until expiry. The fair value was estimated using the Black-Scholes option pricing model with the following assumptions: (i) expected dividend yield of 0%, (ii) expected volatility of 110%, (iii) risk-free rate of 0.18%, (vi) share price of $3.56, (v) forfeiture rate of 0%, and (vi) expected life of 1.5 years. As at March 2022, 153,010 warrants were exercised.

16. SHARE-BASED PAYMENTS

The Company has two share-based compensation plans: the “Stock Option Plan” and the “Long Term Incentive Option Plan”.

Long Term Incentive Option Plan

On April 2, 2019, the directors of FTP authorized option agreements with each of the five founding executives of FTP. Under the terms of the agreement, each option holder received 1,800,180 options to purchase Class A shares at an exercise price of $0.00001. The options vest over a period of four years and expire on the fifth anniversary of the grant date.

On August 11, 2020, FTP accelerated the vesting of all 9,000,900 outstanding long term incentive options which were immediately exercised and recognize in the consolidated statements of loss and comprehensive loss.

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FIELD TRIP HEALTH LTD.

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2022 and 2021

Stock Option Plan

On August 1, 2019, the directors of FTP authorized the establishment of the “Stock Option Plan”. The maximum number of common shares that will be reserved for issuance under the Stock Option Plan shall be 15% of the issued and outstanding Common Shares from time to time, on a non-diluted basis. For the avoidance of doubt, Long Term Incentive Options are excluded from the Stock Option Plan maximum. Common Shares in respect of Options that have been exercised, cancelled, surrendered, or terminated or that expire without being exercised shall again be available for issuance under the Plan.

As at March 31, 2022, the number of Common Shares available for issuance under the Stock Option Plan was 2,666,078.

Under the Stock Option Plan, the Company may grant options to purchase common shares to officers, directors, employees or consultants of the Company or its affiliates. Options issued under the Stock Option Plan are granted for a term not exceeding ten years from the date of grant. All options issued to-date have a life of ten years or less. In general, options have vested either immediately upon grant or over a period of four to ten years.

The following is a schedule of the options outstanding as at March 31, 2022 and 2021:

March 31, 2022

			Weighted
		Range of	Average
	Options	Exercise Price	Exercise Price
	#	$	$
Balance, April 1, 2021	5,150,798	0.50-8.25	2.29
Stock Option Plan – Granted	2,071,286	1.65– 7.74	6.08
Stock Option Plan – Forfeit	(743,378)	0.50-8.00	3.94
Stock Option Plan – Exercised	(422,166)	0.50-2.68	0.70
Balance, March 31, 2022	6,056,540	0.50-8.25	3.49

March 31, 2021

			Weighted
		Range of	Average
	Options	Exercise Price	Exercise Price
	#	$	$
Balance, April 1, 2020	11,377,706	0.00001-0.50	0.10
Stock Option Plan – Granted	3,160,193	0.50-8.25	3.47
Stock Option Plan – Forfeit	(168,334)	0.50-2.00	0.89
Stock Option Plan – Exercised	(9,218,767)	0.00001-2.00	0.02
Balance, March 31, 2021	5,150,798	0.50-8.25	2.29

The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model.

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FIELD TRIP HEALTH LTD.

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2022 and 2021

Weighted average of option model inputs and fair value for options granted during the fiscal year ended March 31, 2022 and March 31, 2021 were as follows:

March 31, 2022

		Exercise	Risk-free		Volatility	Fair Value
Options	Share Price	Price	Interest Rate	Expected Life	Factor	per Option
#	$	$	%	(years)%		$
2,071,286	6.08	6.08	1.4	9	103	5.18

March 31, 2021

		Exercise	Risk-free		Volatility	Fair Value
Options	Share Price	Price	Interest Rate	Expected Life	Factor	per Option
#	$	$	%	(years)%		$
3,160,193	3.47	3.47	0.8	9	110	3.01

During the fiscal year ended March 31, 2022, the Company issued stock options for Field Trip Shares as follows:

The following table summarizes the outstanding and exercisable options as at March 31, 2022 and March 31, 2021:

March 31, 2022

			Weighted
Exercise Price		Remaining	Average		Weighted Average
Range	Options	Contractual Life	Exercise Price	Vested Options	Exercise Price
$	#	(years)	$	#	$
0.50	2,239,617	7	0.50	1,024,464	0.50
1.65 - 2.35	832,569	8	2.00	361,697	2.00
2.55 - 3.83	50,000	6	2.87	8,332	2.68
3.83 - 5.75	1,266,747	8	5.15	243,838	4.92
5.75 - 8.25	1,667,607	8	7.01	141,679	8.03
0.5 - 8.25	6,056,540	8	3.49	1,780,010	2.02

March 31, 2021

		Outstanding		Exercisable
			Weighted		Weighted
Exercise Price		Remaining	Average		Average
Range	Options	Contractual Life	Exercise Price	Vested Options	Exercise Price
$	#	(years)	$	#	$
0.50	2,778,806	8	0.50	637,736	0.50
2.00	918,673	8	2.00	143,339	2.00
2.01 – 3.83	65,000	9	2.68	—	—
3.84 – 5.75	942,497	9	5.03	4,166	5.01
5.76 – 8.25	445,822	9	8.19	—	—
0.50 – 8.25	5,150,798	9	2.29	785,241	0.80

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FIELD TRIP HEALTH LTD.

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2022 and 2021

Jamaica Facility Shares

Field Trip is committed to issue 1,200,000 fully paid-up Common Shares to Darwin Inc. (the “Jamaica Facility Shares”). Darwin Inc. will manage the construction and project management of the Jamaica Facility, oversee of the operations of the Jamaica Facility, and manage government relations.

The 1,200,000 common shares will be issued as per the following closing milestones:

●	600,000 upon the commencement of research in the newly renovated research facility, which was met and issued on September 25, 2020,
●	150,000 following one year from the initial closing date (June 22, 2021 or the “Cliff”),
●	450,000 on a prorated basis quarterly, commencing on the first calendar quarter following the Cliff and ending on the date that is 36 months following the Cliff. For the period following the Cliff from June 30, 2021 to March 31, 2022, the Company issued three quarterly installments, being a total of 112,500 shares. As of March 31, 2022 the Company has 337,500 Jamaica Facility shares still outstanding to be issued.

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FIELD TRIP HEALTH LTD.

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2022 and 2021

Summary of Stock-based Compensation

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2022	March 31, 2021
	$	$
Stock option compensation expense - Stock Option Plan	7,042,974	1,275,457
Stock option compensation expense - Long Term Incentive Options	—	241,524
Stock-based compensation expense – Jamaica Facility Shares	122,637	1,526,438
Stock-based compensation expense	7,165,611	3,043,419

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2022	March 31, 2021
	$	$
Stock option compensation expense - General and administration	5,865,971	1,293,037
Stock option compensation expense - Patient service expense	512,956	93,414
Stock option compensation expense - Research and development	672,280	1,598,231
Stock option compensation expense - Sales and marketing	114,404	58,737
Stock-based compensation expense	7,165,611	3,043,419

17. NET LOSS PER SHARE

For the fiscal year ended March 31, 2022 and March 31, 2021, basic loss per share and diluted loss per share were the same, as the Company recorded a net loss for both years and the exercise of any potentially dilutive instruments would be anti-dilutive.

Instruments that could potentially dilute basic earnings includes common share stock options, warrants, FTP warrants, Compensation warrants and shares related to Jamaica Facility shares (Note 14).

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2022	March 31, 2021
Loss attributable to common shares ($)	(54,691,130)	(23,117,607)
Weighted average number of shares outstanding – basic and diluted (#)	57,751,224	33,067,833
Loss per common share, basic and diluted ($)	(0.95)	(0.70)

18. GENERAL AND ADMINISTRATION

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2022	March 31, 2021
	$	$
Personnel costs	10,883,651	4,780,812
External services	5,126,121	3,232,244
Share-based payments (Note 16)	5,865,971	1,293,037
Travel and entertainment	1,514,239	396,534
IT and technology	1,857,999	655,950
Office and general	680,030	155,452
Listing expense	6,348,746	—
Total general and administration	32,276,757	10,514,029

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FIELD TRIP HEALTH LTD.

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2022 and 2021

Personnel costs include compensation paid to its corporate headquarters and operations staff, as well as medical office administration (“MOA”) staff located at its various clinic locations. Listing expenses relate to the Company’s listing expenses on Nasdaq and TSX.

19. OCCUPANCY COSTS

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2022	March 31, 2021
	$	$
Operating rent expense (Note 12)	392,231	249,485
Taxes, maintenance, insurance	121,989	37,738
Minor furniture and fixtures	919,732	507,976
Utilities and services	234,033	102,192
Total occupancy costs	1,667,985	897,391

20. SALES AND MARKETING

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2022	March 31, 2021
	$	$
Brand and public relations	1,255,436	731,511
Conference fees	102,857	78,783
Personnel costs	546,231	345,008
Share-based payments (Note 16)	114,404	58,737
External marketing services	1,633,260	464,119
Other marketing	241,238	8,783
Total sales and marketing	3,893,426	1,686,941

21. RESEARCH AND DEVELOPMENT

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2022	March 31, 2021
	$	$
External services	4,724,797	728,171
Personnel costs	1,503,686	783,854
Share-based payments (Note 16)	672,280	1,598,231
Supplies and services	409,925	404,002
Total research and development	7,310,688	3,514,258

The expenditures above relate to research and development activities which do not qualify for capitalization based on the Company’s accounting policies for capitalization of development costs. They have therefore been recognised as an expense during the fiscal year ended March 31, 2022 and March 31, 2021.

External services fees relate primarily to fees paid to third parties to further FT-104 development in addition to the FT-200 Group.

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FIELD TRIP HEALTH LTD.

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2022 and 2021

22. DEPRECIATION AND AMORTIZATION

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2022	March 31, 2021
	$	$
Property, plant and equipment (Note 10)	810,925	346,011
Right of use asset (Note 12)	2,626,207	987,226
Intangible assets (Note 11)	165,935	61,167
Total depreciation and amortization	3,603,067	1,394,404

23. PATIENT SERVICE EXPENSE

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2022	March 31, 2021
	$	$
Personnel costs	8,112,830	1,819,614
Share-based payments (Note 16)	512,956	93,414
Supplies and services	419,481	116,048
Payment provider fees	104,969	19,830
Total patient services expense	9,150,236	2,048,906

Patient services expense is comprised of direct costs incurred by the clinics to generate patient services revenue.

24. INTEREST INCOME

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2022	March 31, 2021
	$	$
Interest income on shareholders' loan	2,664	2,531
Interest income on refundable lease deposit	25,185	7,549
Interest income on bank balances	398,055	40,957
Total interest income	425,904	51,037

25. INTEREST EXPENSE

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2022	March 31, 2021
	$	$
Interest expense on leases	(1,091,800)	(301,503)
Interest expense on CEBA loan	(4,543)	(1,793)
Total interest expense	(1,096,343)	(303,296)

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FIELD TRIP HEALTH LTD.

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2022 and 2021

26. OTHER EXPENSE

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2022	March 31, 2021
	$	$
Foreign exchange loss	(995,153)	(1,656,562)
Government assistance	16,492	56,390
Total other expense	(978,661)	(1,600,172)

27. CHANGE IN NON-CASH WORKING CAPITAL

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2022	March 31, 2021
	$	$
Accounts receivable	(449,420)	(597,407)
Other current assets	(553,104)	(2,785,817)
Other non-current assets	34,960	(210,371)
Accounts payable and accrued liabilities	342,444	3,364,771
Deferred revenue	238,569	40,669
Net changes in non-cash working capital	(386,551)	(188,155)

28. SEGMENT REPORTING

Information reported to the Chief Operating Decision Maker (“CODM”) for the purpose of resource allocation and assessment of segment performance focuses on the nature of the operations. The Company operates in three segments:

●	Clinical Operations which encompass the Company’s psychedelic assisted psychotherapy clinics across North America.
●	Research which consists of the research of fungi at the Company’s facility in Jamaica and research focused employees of Field Trip Psychedelics, and
●	Corporate which encompasses the operations of Field Trip headquarters.

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FIELD TRIP HEALTH LTD.

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2022 and 2021

Factors considered in determining the operating segments include the Company’s business activities, the management structure directly accountable to the CODM, availability of discrete financial information and strategic priorities within the organizational structure.

	Clinical
	Operations	Research	Corporate	Total
Segment Information	$	$	$	$
Fiscal year ended March 31, 2022
Revenue	4,860,129	—	—	4,860,129
Net loss	(29,798,111)	(8,285,895)	(16,607,124)	(54,691,130)

Fiscal year ended March 31, 2021
Revenue	960,895	—	—	960,895
Net loss	(11,300,028)	(3,973,045)	(7,844,534)	(23,117,607)

	Clinical
	Operations	Research	Corporate	Total
Segment Information	$	$	$	$
As at March 31, 2022
Total assets	35,065,390	487,360	66,583,619	102,136,369
Total liabilities	31,151,552	392,858	3,633,198	35,177,608

As at March 31, 2021
Total assets	10,973,658	608,469	114,867,878	126,450,005
Total liabilities	7,948,513	118,859	4,819,975	12,887,347

Geographic Information	Canada	United States	Jamaica	Netherlands	Australia	Total
	$	$	$	$	$	$
Fiscal year ended March 31, 2022
Revenue	1,534,842	3,159,435	—	165,852	—	4,860,129
Net loss	(28,549,971)	(21,853,827)	(1,173,722)	(3,112,102)	(1,508)	(54,691,130)

Fiscal year ended March 31, 2021
Revenue	471,622	489,273	—	—	—	960,895
Net loss	(13,979,640)	(7,287,244)	(878,134)	(972,589)	—	(23,117,607)

As at March 31, 2022
Total assets	70,690,322	29,053,143	453,208	1,939,696	—	102,136,369
Total liabilities	6,671,519	27,017,980	41,763	1,444,834	1,512	35,177,608

As at March 31, 2021
Total assets	115,396,469	8,351,828	608,469	2,093,239	—	126,450,005
Total liabilities	5,027,297	6,138,106	118,859	1,603,085	—	12,887,347

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FIELD TRIP HEALTH LTD.

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2022 and 2021

29. FINANCIAL INSTRUMENTS

Classification of Financial Instruments

Financial assets and financial liabilities are measured on an ongoing basis at amortized cost. The classification of the financial instruments, as well as their carrying values, are shown in the table below:

	As at	As at
	March 31, 2022	March 31, 2021
	$	$
Financial assets at amortized cost
Cash and cash equivalents	63,720,102	38,469,057
Funds held in trust	—	795,516
Restricted cash	776,551	588,041
Short-term investments	—	72,552,870
Accounts receivable (excluding sales tax receivable)	500,569	44,780
Shareholders’ loan receivable	53,185	50,521
Total financial assets	65,050,407	112,500,785
Financial liabilities at amortized cost
Accounts payable and accrued liabilities	5,846,672	5,348,110
Loan payable	31,163	23,112
Total financial liabilities	5,877,835	5,371,222

Cash and cash equivalents, funds held in trust, restricted cash, short-term investments, accounts receivable, and accounts payable and accrued liabilities are all short-term in nature and, as such, their carrying values approximate fair values.

Credit Risk

The Company, in the normal course of business, is exposed to credit risk from its customers. Credit risk is the risk of an unexpected loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk on its cash and cash equivalents, funds held in trust, restricted cash, accounts receivable and shareholders’ loan receivable. The Company’s objective with regard to credit risk in its operating activities is to reduce its exposure to losses. As the Company does not utilize credit derivatives or similar instruments, the maximum exposure to credit risk is the full amount of the carrying value of these financial assets.

The Company’s cash and cash equivalents, funds held in trust and restricted cash are held with financial institutions in various bank accounts. These financial institutions are major banks in Canada, the United States, and Jamaica which the Company believes lessens the degree of credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. The Company typically settles its financial obligations in cash. The ability to settle obligations in cash is dependent on the Company raising financing in a timely manner and by maintaining sufficient cash in excess of anticipated needs. As at March 31, 2022, the Company had $64,496,653 of cash and cash equivalents and restricted cash.

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FIELD TRIP HEALTH LTD.

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2022 and 2021

Undiscounted commitments and contractual obligations as of March 31, 2022 and 2021 are as follows:

March 31, 2022

		Less than 1	1 year to	3 years to
	Total	year	3 years	5 years	Over 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	5,846,672	5,846,672	—	—	—
Loan payable	40,000	—	40,000	—	—
Lease obligations	37,339,063	3,855,603	8,295,120	8,459,641	16,728,699
Total financial liabilities	43,225,735	9,702,275	8,335,120	8,459,641	16,728,699

Total commitments	5,251,405	750,769	1,299,973	1,138,347	2,062,316

Total	48,477,140	10,453,044	9,635,093	9,597,988	18,791,015

March 31, 2021

		Less than 1	1 year to	3 years to
	Total	year	3 years	5 years	Over 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	5,348,110	5,348,110	—	—	—
Loan payable	30,000	—	30,000	—	—
Lease obligations	9,463,505	1,477,942	2,295,745	1,988,112	3,701,706
Total financial liabilities	14,841,615	6,826,052	2,325,745	1,988,112	3,701,706

Total commitments	10,889,732	1,402,761	2,561,337	2,420,290	4,505,344

Total	25,731,347	8,228,813	4,887,082	4,408,402	8,207,050

Interest Rate Risk

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. The Company’s lease obligations are at fixed rates of interest.

Currency Risk

The Company is exposed to currency risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar, which are primarily expenses in United States dollars. As at March 31, 2022, the Company held USD dollar denominated cash of $33,838,540 USD and had USD dollar denominated accounts payable and accrued liabilities in the amounts of $1,814,237 USD. Therefore, a 1% change in the foreign exchange rate would have a net impact as at March 31, 2022 of $400,176 in profit or loss.

30. RELATED PARTY TRANSACTIONS

The Company’s related parties include certain investors and shareholders, key management personnel, and entities owned by key management personnel.

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FIELD TRIP HEALTH LTD.

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2022 and 2021

Shareholders

Field Trip entered into shareholder loan agreements with two of its shareholders for a total of $60,000 in July 2019. The notes are non-interest bearing (i.e., not on commercial terms) and are due in five years from the date of note issuance. These loans are expected to be repaid in full at maturity. The Company measured the loans at fair value at initial recognition using an appropriate market interest rate. The below-market element of the loans was determined at initial recognition as the difference between the loan principal amount and fair value. This difference was recognized in equity as distribution to these shareholders. Total distribution arising from the initial fair value measurement of shareholders’ loan was $13,596. The fair values at initial recognition were accounted for as amortized cost financial assets. The amortized cost of the loans as at March 31, 2022 was $53,185 (see Note 9) and total interest income accrued in profit or loss for the fiscal year then ended was $2,664 (see Note 24).

Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors. Key management at March 31, 2022 includes sixteen directors and executive officers of the corporation. Key management personnel compensation for the fiscal year ended March 31, 2022 and 2021 was comprised of:

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2022	March 31, 2021
	$	$
Salaries	3,038,525	1,361,495
Share-based compensation (Note 16)	1,871,777	288,148
	4,910,302	1,649,643

31. INCOME TAXES

The following table reconciles the expected income tax expenses (recovery) at the Canadian statutory tax rate to the amounts recognized in the statements of loss and comprehensive loss for the fiscal year ended March 31, 2022 and 2021:

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2022	March 31, 2021
	$	$
Loss for the year before income tax	(54,691,130)	(23,117,607)
Statutory tax rate	26.50%	26.50%
Expected income tax (recovery)	(14,493,149)	(6,126,166)
Non-deductible items and other	2,246,077	1,309,217
Foreign tax rate differences	(34,898)	(11,766)
Change in deferred tax assets not recognized	12,281,970	4,828,715
Total income tax expense (recovery)	—	—

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FIELD TRIP HEALTH LTD.

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2022 and 2021

The deferred tax assets (liabilities) as at March 31, 2022 and 2021 are comprised of the following:

	As at	As at
	March 31, 2022	March 31, 2021
	$	$
Deferred tax assets	7,690,691	1,931,677
Deferred tax liabilities	(7,690,691)	(1,931,677)
	—	—

	As at	As at
	March 31, 2022	March 31, 2021
Deferred tax assets	$	$
Lease obligations	7,813,453	1,988,191
Non-capital loss carryforwards	18,152,464	5,724,607
Shareholder loans	3,603	3,603
Start-up Costs - USA	143,099	193,632
Intangibles assets	58,187	—
Share Issuance Costs	2,336,994	2,556,783
Less: Valuation Allowance	(20,817,109)	(8,535,139)
	7,690,691	1,931,677

	As at	As at
	March 31, 2022	March 31, 2021
Deferred tax liabilities	$	$
Right-of-use assets	(7,346,180)	(1,889,038)
Property, plant and equipment	(344,511)	(42,639)
	(7,690,691)	(1,931,677)

As at
March 31, 2022
Movement in Deferred tax assets	$
Deferred tax assets, Opening balance	1,931,677
Increase in Deferred tax assets	5,759,014
Deferred tax assets, Closing balance	7,690,691

As at
March 31, 2022
Movement in Deferred tax liabilities	$
Deferred tax liabilities, Opening balance	(1,931,677)
Increase in Deferred tax liabilities	(5,759,014)
Deferred tax liabilities, Closing balance	(7,690,691)

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FIELD TRIP HEALTH LTD.

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2022 and 2021

The unrecognized deductible temporary differences as at March 31, 2022 and 2021 are comprised of the following:

	As at	As at
	March 31, 2022	March 31, 2021
	$	$
Lease obligations	463,253	213,260
Non-capital loss carryforwards	68,301,489	21,548,363
Shareholder loans	13,596	13,596
Start-up Costs - USA	528,841	715,584
Intangible assets	219,574	—
Share issuance costs	8,818,844	9,648,236
Total unrecognized deductible temporary differences	78,345,597	32,139,039

As at March 31, 2022, the Company has not recognized a deferred tax asset in respect of non-capital loss carryforwards of approximately $68,301,489 which may be carried forward to apply against future income, subject to the final determination by taxation authorities, expiring in the following years.

		Canada
Year of Loss	Expiry	$
2020	2040	1,491,042
2021	2041	10,969,398
2022	2042	23,412,020
		35,872,460

		United States
Year of Loss	Expiry	$
2021	None	5,118,106
2022	None	21,059,861
		26,177,967

		Netherlands
Year of Loss	Expiry	$
2021	2027	720,667
2022	2028	3,049,094
		3,769,761

		Jamaica
Year of Loss	Expiry	$
2021	None	1,402,618
2022	None	1,078,683
		2,481,301

32. RECLASSIFICATION OF EXPENSES

For the fiscal year ended March 31, 2021, the Company reclassified general and administration expenses of $657,864 to patient services of $504,578, research and development of $96,568 and sales and marketing of $56,718. The Company also reclassified $10,000 from the reverse takeover listing expenses to general and administration expenses.

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FIELD TRIP HEALTH LTD.

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2022 and 2021

33. SUBSEQUENT EVENTS

Spinout of Clinic Operations

On April 28, 2022, Field Trip announced the completion of its Strategic Review and its intent to complete a reorganization that will result in the separation of its Field Trip Discovery and Field Trip Health divisions into two independent public companies (the “Spinout Transaction”). The reorganization will be completed by way of a Plan of Arrangement (the “Arrangement”). Field Trip Discovery will be renamed Reunion Neuroscience Inc. (“Reunion”) and continue to focus on the research and development of novel psychedelic molecules such as FT-104.  Field Trip Health will be renamed Field Trip Health and Wellness Ltd. (“Field Trip H&W”) and will continue its focus on developing proprietary, competitive and differentiated PAT through innovation in therapeutic protocols, with a view of achieving the best patient outcomes in the treatment of mental health and mood disorders.

The Company will transfer the entirety of its Clinical Operations in Canada, United States and the Netherlands, its botanical research in Jamaica and part of its corporate operations in Canada and United States to Field Trip H&W.

Pursuant to the terms of the Arrangement, each share of the Company will be exchanged for one common share of Reunion and approximately 0.86 common shares of Field Trip H&W. Following the completion of the Arrangement, Reunion will remain listed on the NASDAQ Stock Market and Toronto Stock Exchange, and Field Trip H&W, subject to exchange approval, will list on the TSX Venture Exchange.

Concurrent with closing of the Arrangement, Field Trip H&W is expected to complete a series of private placement financings, (the “Concurrent Financing”) for gross proceeds of $20 million. Following board approval on June 14, 2022, the Company announced that Reunion will increase its initial investment from $5 million to $9.8 million for a 21.79% equity interest in Field Trip H&W.

On June 27, 2022, the Company announced its shareholders had approved the Arrangement and Concurrent Financing, (thereby approving the Spinout Transaction), at a special meeting of shareholders.  In addition, subject to completion of the Arrangement, shareholders approved the Field Trip H&W equity incentive plan and authorized Field Trip H&W to reserve and allot for issuance, and issue, upon the exercise of options, up to 10% of the number of common shares in Field Trip H&W issued and outstanding from time to time, on a non-diluted basis.

On June 29, 2022, the Company received final court approval for the Spinout Transaction by way of the Arrangement.  The closing of the Arrangement remains subject to regulatory approvals, including conditional listing approval by the TSX Venture Exchange. It is expected that the closing of the arrangement will occur on or around August 2022.

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FIELD TRIP HEALTH LTD.

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2022 and 2021

Impairment

On April 28, 2022, in conjunction with its announcement of the Spinout Transaction, the Company announced its decision to defer the opening of new clinics to a future date. Accordingly, this required management to test for impairment for six clinics under construction and their associated assets as this is an indicator of impairment. This is a non-adjusting subsequent event in the consolidated financial statements.

Right-of-use assets

The Company previously entered into lease contracts for six clinics under which the Company is the lessee. The six clinics continue to be under construction at various stages and are not yet operational. As a result of the announcement, management will defer the opening of any new clinics and has decided to sublet the six clinics to other parties in the short term. The right-of-use assets were allocated to each respective clinic being an individual CGU. As a result, management estimated the recoverable amount of each CGU to be higher than its carrying value and no impairment was required.

Construction in progress

The carrying value of construction in progress for the six clinics to be sublet prior to impairment is $962,640 (March 31, 2021 - nil). As construction will not continue, the benefits will not be realized and write-off will be required.

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